Mail Stop 4561

April 17, 2009

By U.S. Mail and Facsimile to: (561) 367-6225

Mr. Gideon D. Taylor
Chairman and Chief Executive Officer
Willing Holding, Inc.
3 Centerview Drive
Greensboro, NC 27407

> **Re:** **Willing Holding, Inc.**
> **Form 10/A**
> **Filed April 6, 2009**
> **File No. 000-53496**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A filed April 6, 2009
Willing Holding, Inc. Financial Statements
Balance Sheet, page F-2

1. We note you issued 250,000 shares of Series A Preferred Stock in November 2008. Tell us where this has been recorded in your financial statements. Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe the conversion features are not embedded derivatives under

paragraph 1a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Statement of Stockholders' Equity (Deficit), page F-4

2. We note you issued 1,000,880 shares of common stock to shareholders of PWTI for the spin-off, 735,000 shares of common stock for services rendered (i.e. to officers, consultants, etc.), and 25,000 in connections with the purchase of New World Mortgage. Please revise your current disclosure (i.e. 1,760,880 shares issued for services) to disaggregate each transaction and provide a more appropriate description.

Statement of Cash Flows, F-5

3. We note your adjustments to reconcile net loss to cash used by operating activities. Please revise to disaggregate the share issuances (i.e. $4,996,803) to provide more accurate descriptions (e.g. stock based compensation, impairment of goodwill, impairment of investment securities, etc.).

4. We note you purchased investments in marketable securities (i.e. 500,000 shares of PWTI) for $100k from Mr. Taylor, your CEO. Please address the following:

    •   Tell us why you presented the purchase of the securities in operating activities (i.e. on a net basis) versus presenting this purchase within investing activities (at the investment purchase price with an impairment charge reported in your operating activities);
    •   Tell us, and revise as necessary, why this transaction was not discussed in Note 7 (Related Party Transactions);
    •   We note on March 10, 2008 (when you purchased the securities from Mr. Taylor) the securities were trading on the pink sheets at $.11 per share. Tell us how you determined the purchase price of $100k (or $.20 per share); and
    •   Quantify Mr. Taylor's cost basis in those securities.

5. Please revise your cash flows from financing activities to separately identify proceeds and repayments of funds raised from related parties and debt issuances.

Notes to Financial Statements
Note 1 - Comprehensive Loss, page F-8

6. We have reviewed your revised disclosures in response to prior comment 12 of our letter dated March 4, 2009. We note you characterize the $93,000 charge related to the decline in value of a publicly held security as "Comprehensive Loss" on your Statements of Operations and in Note 1 to your financial statements. Paragraph 10 of SFAS 130 defines comprehensive income as other comprehensive income including net income. As

the aforementioned charge does not appear to meet the definition of comprehensive income as defined by SFAS 130, please revise your income statement line item description and footnote to more appropriately reflect the nature of this charge. For example, we would not object to characterization of the charge as "Impairment Loss on Investments."

7.   In addition to our comment above, please revise your description in MD&A (page 29, Comprehensive Loss) to clarify the difference ($93,000) was recognized in 2008 as an other-than-temporary impairment.

Note 2 – Goodwill, page F-9

8.   We have reviewed your response to prior comment 13 of our letter dated March 4, 2009. We note your September 30, 2008 financial statements reflected goodwill totaling $790,000, however, it appears that as of December 31, 2008, approximately $3.5 million of goodwill was determined to be impaired. Further, we note your disclosure on page F-6 stating that on the date of purchase the shares issued were valued at the market price used to raise money and resulted in a value of $2,880,000, which was assigned to goodwill. Please provide us with the following additional information:

- Explain in detail why total goodwill changed from the amount reflected in your financial statements as of September 30, 2008;
- Clarify what you mean when you state that the shares issued were valued "at the market price used to raise money" and quantify the market price(s) used; and
- Tell us the specific date(s) upon which you determined the market price used to raise money.

9.   We have reviewed your revised disclosures in response to prior comment 14 of our letter dated March 9, 2009. Please revise to disclose the following:

- The details of the aggregate purchase price of New World (i.e. number of shares issued, value assigned per share and how that value was determined); and
- A table summarizing the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, including goodwill.

Refer to Illustration 1- paragraph C2 of Appendix C of SFAS 141.

Note 3 - Fixed Assets, F-10

10.   We note you have approximately $400k in vehicles and other. Please tell us:
- How many vehicles you have and quantify their amounts;
- What the "other" represents and quantify the amount; and
- Explain the business purpose of the vehicles.

Note 6 – Commitments and Contingencies
Employment Agreements, page F-11

11.   We note you issued 250,000 options to Mr. Leonard. Tell us where this is reported in your financial statements and related footnotes. Please advise or revise as necessary.

General

12.   Disclosure starting on page F-13 and continuing through page F-17 appears to be redundant, please advise or revise to remove.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume at (202) 551-3474 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Bruce C. Rosetto, Esq.
         Greenberg Traurig, PA
         5100 Town Ceneter Circle, Suite 400
         Boca Raton, FL 33486